Form **1065**
Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2015, or tax year beginning ______, ______, ending ______, ______.
EXTENSION GRANTED TO 09/15/16

OMB No. 1545-0123
2015

A Principal business activity: MANUFACTURING	Name of partnership: CLEVELAND WHISKEY LLC	D Employer identification number: 27-0487193
B Principal product or service: ALCOHOL	Type or Print — Number, street, and room or suite no. If a P.O. box, see the instructions.: 1768 E 25TH STREET	E Date business started: 04/21/2013
C Business code number: 312140	City or town, state or province, country, and ZIP or foreign postal code: CLEVELAND OH 44114-4420	F Total assets: $ 1,228,211.

G Check applicable boxes: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change (5) ☐ Amended return
(6) ☐ Technical termination - also check (1) or (2)
H Check accounting method: (1) ☐ Cash (2) ☒ Accrual (3) ☐ Other (specify) ▶
I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ▶ 15
J Check if Schedules C and M-3 are attached ☐

Caution. *Include only trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.*

Section	Line	Description		Amount	Line	Amount
Income	1 a	Gross receipts or sales	1a	1,074,825.		
	b	Returns and allowances	1b			
	c	Balance. Subtract line 1b from line 1a			1c	1,074,825.
	2	Cost of goods sold (attach Form 1125-A)			2	490,355.
	3	Gross profit. Subtract line 2 from line 1c			3	584,470.
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)			4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))			5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)			6	2,958.
	7	Other income (loss) (attach statement) SEE STATEMENT 1			7	3,352.
	8	**Total income (loss).** Combine lines 3 through 7			8	590,780.
Deductions (see the instructions for limitations)	9	Salaries and wages (other than to partners) (less employment credits)			9	148,172.
	10	Guaranteed payments to partners			10	19,410.
	11	Repairs and maintenance			11	16,610.
	12	Bad debts			12	
	13	Rent			13	25,492.
	14	Taxes and licenses SEE STATEMENT 2			14	131,569.
	15	Interest			15	41,870.
	16 a	Depreciation (if required, attach Form 4562) STMT 4	16a	83,835.		
	b	Less depreciation reported on Form 1125-A and elsewhere on return	16b	83,835.	16c	
	17	Depletion **(Do not deduct oil and gas depletion.)**			17	
	18	Retirement plans, etc.			18	
	19	Employee benefit programs			19	15,111.
	20	Other deductions (attach statement) SEE STATEMENT 3			20	227,346.
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20			21	625,580.
	22	**Ordinary business income (loss).** Subtract line 21 from line 8			22	-34,800.

Sign Here
Un... amined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, co... r than general partner or limited liability company member manager) is based on all information of which preparer has any kn...

CLIENT COPY
Cohen & Company
Certified Public Accountants

▶ ...ompany member manager ▶ Date

May the IRS discuss this return with the preparer shown below (see instr.)? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
PAUL GREGORY		02/26/16		P00628721

Firm's name ▶ COHEN & COMPANY, LTD. Firm's EIN ▶ 34-1912961
Firm's address ▶ OFFICES LISTED AT WWW.COHENCPA.COM, OH 44115 Phone no. 800-229-1099

LHA **For Paperwork Reduction Act Notice, see separate instructions.** Form **1065** (2015)

511001
12-23-15

FORM SUBMITTED ELECTRONICALLY - KEEP FOR YOUR RECORDS

Form **7004**
(Rev. December 2012)
Department of the Treasury
Internal Revenue Service

Application for Automatic Extension of Time To File Certain Business Income Tax, Information, and Other Returns

▶ File a separate application for each return.
▶ Information about Form 7004 and its separate instructions is at *www.irs.gov/form7004* .

OMB No. 1545-0233

Print or Type

Name: CLEVELAND WHISKEY LLC
Identifying number: 27-0487193
Number, street, and room or suite no. (If P.O. box, see instructions.): 1768 E 25TH STREET
City, town, state, and ZIP code (If a foreign address, enter city, province or state, and country (follow the country's practice for entering postal code)).: CLEVELAND, OH 44114-4420

Note. *File request for extension by the due date of the return for which the extension is granted. See instructions before completing this form.*

Part I Automatic 5-Month Extension

1a Enter the form code for the return that this application is for (see below) 09

Application Is For:	Form Code	Application Is For:	Form Code
Form 1065	09	Form 1041 (estate other than a bankruptcy estate)	04
Form 8804	31	Form 1041 (trust)	05

Part II Automatic 6-Month Extension

b Enter the form code for the return that this application is for (see below) .....

Application Is For:	Form Code	Application Is For:	Form Code
Form 706-GS(D)	01	Form 1120-ND (section 4951 taxes)	20
Form 706-GS(T)	02	Form 1120-PC	21
Form 1041 (bankruptcy estate only)	03	Form 1120-POL	22
Form 1041-N	06	Form 1120-REIT	23
Form 1041-QFT	07	Form 1120-RIC	24
Form 1042	08	Form 1120S	25
Form 1065-B	10	Form 1120-SF	26
Form 1066	11	Form 3520-A	27
Form 1120	12	Form 8612	28
Form 1120-C	34	Form 8613	29
Form 1120-F	15	Form 8725	30
Form 1120-FSC	16	Form 8831	32
Form 1120-H	17	Form 8876	33
Form 1120-L	18	Form 8924	35
Form 1120-ND	19	Form 8928	36

2 If the organization is a foreign corporation that does not have an office or place of business in the United States, check here ..... ▶ ☐

3 If the organization is a corporation and is the common parent of a group that intends to file a consolidated return, check here ..... ▶ ☐
If checked, attach a statement, listing the name, address, and Employer Identification Number (EIN) for each member covered by this application.

Part III All Filers Must Complete This Part

4 If the organization is a corporation or partnership that qualifies under Regulations section 1.6081-5, check here ..... ▶ ☐

5a The application is for calendar year 2015 , or tax year beginning ________, and ending ________

b **Short tax year.** If this tax year is less than 12 months, check the reason: ☐ Initial return ☐ Final return ☐ Change in accounting period ☐ Consolidated return to be filed ☐ Other (see instructions-attach explanation)

6 Tentative total tax	6	
7 **Total** payments and credits (see instructions)	7	
8 **Balance due.** Subtract line 7 from line 6 (see instructions)	8	

Schedule B Other Information

		Yes	No
1	What type of entity is filing this return? Check the applicable box: a ☐ Domestic general partnership b ☐ Domestic limited partnership c ☒ Domestic limited liability company d ☐ Domestic limited liability partnership e ☐ Foreign partnership f ☐ Other ▶		
2	At any time during the tax year, was any partner in the partnership a disregarded entity, a partnership (including an entity treated as a partnership), a trust, an S corporation, an estate (other than an estate of a deceased partner), or a nominee or similar person?	X	
3	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership	X	
4	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
5	Did the partnership file Form 8893, Election of Partnership Level Tax Treatment, or an election statement under section 6231(a)(1)(B)(ii) for partnership-level tax treatment, that is in effect for this tax year? See Form 8893 for more details		X
6	Does the partnership satisfy **all four** of the following conditions? a The partnership's total receipts for the tax year were less than $250,000. b The partnership's total assets at the end of the tax year were less than $ 1 million. c Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return. d The partnership is not filing and is not required to file Schedule M-3		X
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; Item F on page 1 of Form 1065; or Item L on Schedule K-1.		
7	Is this partnership a publicly traded partnership as defined in section 469(k)(2)?		X
8	During the tax year, did the partnership have any debt that was cancelled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
9	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
10	At any time during calendar year 2015, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See the instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country. ▶		X

Schedule B Other Information *(continued)*

		Yes	No
11	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
12a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? See instructions for details regarding a section 754 election.		X
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
13	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) ▶ ☐		
14	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
15	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities, enter the number of Forms 8858 attached. See instructions ▶		
16	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership. ▶		X
17	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. ▶		
18a	Did you make any payments in 2015 that would require you to file Form(s) 1099? See instructions	X	
b	If "Yes," did you or will you file required Form(s) 1099?	X	
19	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. ▶		
20	Enter the number of partners that are foreign governments under section 892. ▶		

Designation of Tax Matters Partner (see instructions)

Enter below the general partner or member-manager designated as the tax matters partner (TMP) for the tax year of this return:

Name of designated TMP ▶ THOMAS LIX

Identifying number of TMP ▶ [redacted]

If the TMP is an entity, name of TMP representative ▶

Phone number of TMP ▶

Address of designated TMP ▶ 7419 RIDGEFIELD AVE
PARMA, OH 44129

Schedule K | Partners' Distributive Share Items

Section	Item	Line	Total amount
Income (Loss)	1 Ordinary business income (loss) (page 1, line 22)	1	-34,800.
	2 Net rental real estate income (loss) (attach Form 8825)	2	
	3 a Other gross rental income (loss) — 3a		
	b Expenses from other rental activities (attach statement) — 3b		
	c Other net rental income (loss). Subtract line 3b from line 3a	3c	
	4 Guaranteed payments	4	19,410.
	5 Interest income	5	
	6 Dividends: a Ordinary dividends	6a	
	b Qualified dividends — 6b		
	7 Royalties	7	
	8 Net short-term capital gain (loss) (attach Schedule D (Form 1065))	8	
	9 a Net long-term capital gain (loss) (attach Schedule D (Form 1065))	9a	
	b Collectibles (28%) gain (loss) — 9b		
	c Unrecaptured section 1250 gain (attach statement) — 9c		
	10 Net section 1231 gain (loss) (attach Form 4797)	10	
	11 Other income (loss) (see instructions) Type ▶	11	
Deductions	12 Section 179 deduction (attach Form 4562)	12	
	13 a Contributions	13a	
	b Investment interest expense	13b	
	c Section 59(e)(2) expenditures: (1) Type ▶ (2) Amount ▶	13c(2)	
	d Other deductions (see instructions) Type ▶ SEE STATEMENT 5	13d	45,214.
Self-Employment	14 a Net earnings (loss) from self-employment	14a	-5.
	b Gross farming or fishing income	14b	
	c Gross nonfarm income	14c	302,255.
Credits	15 a Low-income housing credit (section 42(j)(5))	15a	
	b Low-income housing credit (other)	15b	
	c Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	15c	
	d Other rental real estate credits (see instructions) Type ▶	15d	
	e Other rental credits (see instructions) Type ▶	15e	
	f Other credits (see instructions) Type ▶ DISTILLED SPIRITS CREDIT	15f	648.
Foreign Transactions	16 a Name of country or U.S. possession ▶		
	b Gross income from all sources	16b	
	c Gross income sourced at partner level	16c	
	Foreign gross income sourced at partnership level: d Passive category ▶ e General category ▶ f Other ▶	16f	
	Deductions allocated and apportioned at partner level: g Interest expense ▶ h Other ▶	16h	
	Deductions allocated and apportioned at partnership level to foreign source income: i Passive category ▶ j General category ▶ k Other ▶	16k	
	l Total foreign taxes (check one): ▶ Paid ☐ Accrued ☐	16l	
	m Reduction in taxes available for credit (attach statement)	16m	
	n Other foreign tax information (attach statement)		
Alternative Minimum Tax (AMT) Items	17 a Post-1986 depreciation adjustment	17a	2,314.
	b Adjusted gain or loss	17b	
	c Depletion (other than oil and gas)	17c	
	d Oil, gas, and geothermal properties - gross income	17d	
	e Oil, gas, and geothermal properties - deductions	17e	
	f Other AMT items (attach statement)	17f	
Other Information	18 a Tax-exempt interest income	18a	
	b Other tax-exempt income	18b	
	c Nondeductible expenses SEE STATEMENT 6	18c	897.
	19 a Distributions of cash and marketable securities	19a	
	b Distributions of other property	19b	
	20 a Investment income	20a	
	b Investment expenses	20b	
	c Other items and amounts (attach statement)		

Analysis of Net Income (Loss)

1 Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16l ..... 1 | -60,604.

2 Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt Organization	(vi) Nominee/Other
a General partners						
b Limited partners			-45,117.	-15,487.		

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1 Cash		100,813.		200,800.
2a Trade notes and accounts receivable	97,723.		67,538.	
b Less allowance for bad debts		97,723.		67,538.
3 Inventories		89,867.		299,908.
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (attach statement)	STATEMENT 7	907.		63,238.
7a Loans to partners (or persons related to partners)				
b Mortgage and real estate loans				
8 Other investments (attach statement)				
9a Buildings and other depreciable assets	713,322.		717,159.	
b Less accumulated depreciation	125,100.	588,222.	193,398.	523,761.
10a Depletable assets				
b Less accumulated depletion				
11 Land (net of any amortization)				
12a Intangible assets (amortizable only)	98,093.		68,586.	
b Less accumulated amortization	2,000.	96,093.	750.	67,836.
13 Other assets (attach statement)	STATEMENT 8	7,500.		5,130.
14 Total assets		981,125.		1,228,211.
Liabilities and Capital				
15 Accounts payable		146,394.		242,316.
16 Mortgages, notes, bonds payable in less than 1 year		538,107.		542,532.
17 Other current liabilities (attach statement)	STATEMENT 9	86,852.		153,835.
18 All nonrecourse loans				
19a Loans from partners (or persons related to partners)				
b Mortgages, notes, bonds payable in 1 year or more		344,994.		316,426.
20 Other liabilities (attach statement)				
21 Partners' capital accounts		-135,222.		-26,898.
22 Total liabilities and capital		981,125.		1,228,211.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note. The partnership may be required to file Schedule M-3 (see instructions).

1 Net income (loss) per books	-83,399.	6 Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize): a Tax-exempt interest $	
2 Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):			
3 Guaranteed payments (other than health insurance)		7 Deductions included on Schedule K, lines 1 through 13d, and 16l, not charged against book income this year (itemize):	
4 Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16l (itemize): STMT 10 85,216.		a Depreciation $ 12,872. STMT 11 50,446.	63,318.
a Depreciation $		8 Add lines 6 and 7	63,318.
b Travel and entertainment $ 897.	86,113.	9 Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	-60,604.
5 Add lines 1 through 4	2,714.		

Schedule M-2 Analysis of Partners' Capital Accounts

1 Balance at beginning of year	-135,222.	6 Distributions: a Cash	
2 Capital contributed: a Cash	215,000.	b Property	
b Property		7 Other decreases (itemize):	
3 Net income (loss) per books	-83,399.	STMT 12	23,277.
4 Other increases (itemize):		8 Add lines 6 and 7	23,277.
5 Add lines 1 through 4	-3,621.	9 Balance at end of year. Subtract line 8 from line 5	-26,898.

Form **1125-A**

(Rev. December 2012)

Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

▶ Attach to Form 1120, 1120-C, 1120-F, 1120S, 1065, or 1065-B.

▶ Information about Form 1125-A and its instructions is at www.irs.gov/form1125a.

OMB No. 1545-2225

Name	Employer Identification number
CLEVELAND WHISKEY LLC	27-0487193

1	Inventory at beginning of year	1	89,867.
2	Purchases	2	538,134.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule) SEE STATEMENT 13	5	162,262.
6	**Total.** Add lines 1 through 5	6	790,263.
7	Inventory at end of year	7	299,908.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return (see instructions)	8	490,355.

9 a Check all methods used for valuing closing inventory:

(i) ☐ Cost

(ii) ☒ Lower of cost or market

(iii) ☐ Other (Specify method used and attach explanation) ▶

b Check if there was a writedown of subnormal goods ▶ ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ▶ ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO | 9d |

e If property is produced or acquired for resale, do the rules of Section 263A apply to the corporation? ☐ Yes ☒ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? ☐ Yes ☒ No
If "Yes," attach explanation.

SCHEDULE B-1 (Form 1065)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

▶ **Attach to Form 1065. See instructions.**

OMB No. 1545-0099

Name of partnership: CLEVELAND WHISKEY LLC

Employer identification number: 27-0487193

Part I Entities Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3a)

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

Part II Individuals or Estates Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3b)

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital
THOMAS LIX	[redacted]	UNITED STATES	51.72

Form **4562** Department of the Treasury Internal Revenue Service (99)

Depreciation and Amortization
(Including Information on Listed Property) COGS 1

▶ Attach to your tax return.

▶ Information about Form 4562 and its separate instructions is at *www.irs.gov/form4562*.

OMB No. 1545-0172 **2015** Attachment Sequence No. 179

Name(s) shown on return	Business or activity to which this form relates	Identifying number
CLEVELAND WHISKEY LLC		27-0487193

Part I Election To Expense Certain Property Under Section 179 Note: If you have any listed property, complete Part V before you complete Part I.

1	Maximum amount (see instructions)	1	500,000.
2	Total cost of section 179 property placed in service (see instructions)	2	
3	Threshold cost of section 179 property before reduction in limitation	3	2,000,000.
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	
5	Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	5	

6 (a) Description of property	(b) Cost (business use only)	(c) Elected cost

7	Listed property. Enter the amount from line 29	7	
8	Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	8	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	9	
10	Carryover of disallowed deduction from line 13 of your 2014 Form 4562	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5	11	
12	Section 179 expense deduction. Add lines 9 and 10, but do not enter more than line 11	12	
13	Carryover of disallowed deduction to 2016. Add lines 9 and 10, less line 12 ▶	13	

Note: Do not use Part II or Part III below for listed property. Instead, use Part V.

Part II Special Depreciation Allowance and Other Depreciation (Do not include listed property.)

14	Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year	14	6,240.
15	Property subject to section 168(f)(1) election	15	
16	Other depreciation (including ACRS)	16	

Part III MACRS Depreciation (Do not include listed property.) (See instructions.)

Section A

17	MACRS deductions for assets placed in service in tax years beginning before 2015	17	77,189.
18	If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here ▶ ☐		

Section B - Assets Placed in Service During 2015 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only - see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property		6,240.	5	MM	200DB	406.
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property	/		27.5 yrs.	MM	S/L	
	/		27.5 yrs.	MM	S/L	
i Nonresidential real property	/		39 yrs.	MM	S/L	
	/			MM	S/L	

Section C - Assets Placed in Service During 2015 Tax Year Using the Alternative Depreciation System

20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 40-year	/		40 yrs.	MM	S/L	

Part IV Summary (See instructions.)

21	Listed property. Enter amount from line 28	21	
22	**Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instr.	22	83,835.
23	For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	23	

Part V **Listed Property** (Include automobiles, certain other vehicles, certain aircraft, certain computers, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A - Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ Yes ☐ No **24b** If "Yes," is the evidence written? ☐ Yes ☐ No

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/ investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use						25		
26 Property used more than 50% in a qualified business use:								
		%						
		%						
		%						
27 Property used 50% or less in a qualified business use:								
		%				S/L -		
		%				S/L -		
		%				S/L -		
28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1						28		
29 Add amounts in column (i), line 26. Enter here and on line 7, page 1							29	

Section B - Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

	(a) Vehicle		(b) Vehicle		(c) Vehicle		(d) Vehicle		(e) Vehicle		(f) Vehicle	
30 Total business/investment miles driven during the year (**do not** include commuting miles)												
31 Total commuting miles driven during the year												
32 Total other personal (noncommuting) miles driven												
33 Total miles driven during the year. Add lines 30 through 32												
34 Was the vehicle available for personal use during off-duty hours?	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
35 Was the vehicle used primarily by a more than 5% owner or related person?												
36 Is another vehicle available for personal use?												

Section C - Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **are not** more than 5% owners or related persons.

	Yes	No
37 Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38 Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners		
39 Do you treat all use of vehicles by employees as personal use?		
40 Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41 Do you meet the requirements concerning qualified automobile demonstration use?		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," do not complete Section B for the covered vehicles.

Part VI **Amortization**

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2015 tax year:					
43 Amortization of costs that began before your 2015 tax year				43	
44 **Total.** Add amounts in column (f). See the instructions for where to report				44	

Form **4797**

Department of the Treasury
Internal Revenue Service

Sales of Business Property

(Also Involuntary Conversions and Recapture Amounts Under Sections 179 and 280F(b)(2))

▶ Attach to your tax return.

▶ Information about Form 4797 and its separate instructions is at www.irs.gov/form4797.

OMB No. 1545-0184

2015

Attachment Sequence No. 27

Name(s) shown on return: CLEVELAND WHISKEY LLC

Identifying number: 27-0487193

1 Enter the gross proceeds from sales or exchanges reported to you for 2015 on Form(s) 1099-B or 1099-S (or substitute statement) that you are including on line 2, 10, or 20 (see instructions) 1

Part I Sales or Exchanges of Property Used in a Trade or Business and Involuntary Conversions From Other Than Casualty or Theft - Most Property Held More Than 1 Year

	(a) Description of property	(b) Date acquired (mo., day, yr.)	(c) Date sold (mo., day, yr.)	(d) Gross sales price	(e) Depreciation allowed or allowable since acquisition	(f) Cost or other basis, plus improvements and expense of sale	(g) Gain or (loss) Subtract (f) from the sum of (d) and (e)
2							

3	Gain, if any, from Form 4684, line 39	3	
4	Section 1231 gain from installment sales from Form 6252, line 26 or 37	4	
5	Section 1231 gain or (loss) from like-kind exchanges from Form 8824	5	
6	Gain, if any, from line 32, from other than casualty or theft	6	
7	Combine lines 2 through 6. Enter the gain or (loss) here and on the appropriate line as follows:	7	

Partnerships (except electing large partnerships) and S corporations. Report the gain or (loss) following the instructions for Form 1065, Schedule K, line 10, or Form 1120S, Schedule K, line 9. Skip lines 8, 9, 11, and 12 below.

Individuals, partners, S corporation shareholders, and all others. If line 7 is zero or a loss, enter the amount from line 7 on line 11 below and skip lines 8 and 9. If line 7 is a gain and you did not have any prior year section 1231 losses, or they were recaptured in an earlier year, enter the gain from line 7 as a long-term capital gain on the Schedule D filed with your return and skip lines 8, 9, 11, and 12 below.

8	Nonrecaptured net section 1231 losses from prior years (see instructions)	8	
9	Subtract line 8 from line 7. If zero or less, enter -0-. If line 9 is zero, enter the gain from line 7 on line 12 below. If line 9 is more than zero, enter the amount from line 8 on line 12 below and enter the gain from line 9 as a long-term capital gain on the Schedule D filed with your return (see instructions)	9	

Part II Ordinary Gains and Losses

10 Ordinary gains and losses not included on lines 11 through 16 (include property held 1 year or less):

11	Loss, if any, from line 7	11	( )
12	Gain, if any, from line 7 or amount from line 8, if applicable	12	
13	Gain, if any, from line 31	13	2,958.
14	Net gain or (loss) from Form 4684, lines 31 and 38a	14	
15	Ordinary gain from installment sales from Form 6252, line 25 or 36	15	
16	Ordinary gain or (loss) from like-kind exchanges from Form 8824	16	
17	Combine lines 10 through 16	17	2,958.

18 For all except individual returns, enter the amount from line 17 on the appropriate line of your return and skip lines a and b below. For individual returns, complete lines a and b below:

a If the loss on line 11 includes a loss from Form 4684, line 35, column (b)(ii), enter that part of the loss here. Enter the part of the loss from income-producing property on Schedule A (Form 1040), line 28, and the part of the loss from property used as an employee on Schedule A (Form 1040), line 23. Identify as from "Form 4797, line 18a." See instructions 18a

b Redetermine the gain or (loss) on line 17 excluding the loss, if any, on line 18a. Enter here and on Form 1040, line 14 ..... 18b

Part III Gain From Disposition of Property Under Sections 1245, 1250, 1252, 1254, and 1255

19 (a) Description of section 1245, 1250, 1252, 1254, or 1255 property:	(b) Date acquired (mo., day, yr.)	(c) Date sold (mo., day, yr.)
A CASCO AIR COMPRESSOR	010112	123115
B		
C		
D		

These columns relate to the properties on lines 19A through 19D. ▶		Property A	Property B	Property C	Property D
20 Gross sales price (**Note:** See line 1 before completing.)	20	4,950.			
21 Cost or other basis plus expense of sale	21	8,643.			
22 Depreciation (or depletion) allowed or allowable	22	6,651.			
23 Adjusted basis. Subtract line 22 from line 21	23	1,992.			
24 Total gain. Subtract line 23 from line 20	24	2,958.			
25 **If section 1245 property:**					
a Depreciation allowed or allowable from line 22	25a	6,651.			
b Enter the **smaller** of line 24 or 25a	25b	2,958.			
26 **If section 1250 property:** If straight line depreciation was used, enter -0- on line 26g, except for a corporation subject to section 291.					
a Additional depreciation after 1975	26a				
b Applicable percentage multiplied by the **smaller** of line 24 or line 26a	26b				
c Subtract line 26a from line 24. If residential rental property **or** line 24 is not more than line 26a, skip lines 26d and 26e	26c				
d Additional depreciation after 1969 and before 1976	26d				
e Enter the **smaller** of line 26c or 26d	26e				
f Section 291 amount (corporations only)	26f				
g Add lines 26b, 26e, and 26f	26g				
27 **If section 1252 property:** Skip this section if you did not dispose of farmland or if this form is being completed for a partnership (other than an electing large partnership).					
a Soil, water, and land clearing expenses	27a				
b Line 27a multiplied by applicable percentage	27b				
c Enter the **smaller** of line 24 or 27b	27c				
28 **If section 1254 property:**					
a Intangible drilling and development costs, expenditures for development of mines and other natural deposits, mining exploration costs, and depletion	28a				
b Enter the **smaller** of line 24 or 28a	28b				
29 **If section 1255 property:**					
a Applicable percentage of payments excluded from income under section 126	29a				
b Enter the **smaller** of line 24 or 29a	29b				

Summary of Part III Gains. Complete property columns A through D through line 29b before going to line 30.

30 Total gains for all properties. Add property columns A through D, line 24	30	2,958.
31 Add property columns A through D, lines 25b, 26g, 27c, 28b, and 29b. Enter here and on line 13	31	2,958.
32 Subtract line 31 from line 30. Enter the portion from casualty or theft on Form 4684, line 33. Enter the portion from other than casualty or theft on Form 4797, line 6	32	

Part IV **Recapture Amounts Under Sections 179 and 280F(b)(2) When Business Use Drops to 50% or Less** (see instructions.)

		(a) Section 179	(b) Section 280F(b)(2)
33 Section 179 expense deduction or depreciation allowable in prior years	33		
34 Recomputed depreciation (see instructions)	34		
35 Recapture amount. Subtract line 34 from line 33. See the instructions for where to report	35		

Form **6765**

Department of the Treasury
Internal Revenue Service

Credit for Increasing Research Activities

▶ Attach to your tax return.

▶ Information about Form 6765 and its separate instructions is at *www.irs.gov/form6765.*

OMB No. 1545-0619

2015

Attachment Sequence No. **81**

Name(s) shown on return	Identifying number
CLEVELAND WHISKEY LLC	27-0487193

Section A - Regular Credit. Skip this section and go to Section B if you are electing or previously elected (and are not revoking) the alternative simplified credit.

1	Certain amounts paid or incurred to energy consortia			1	
2	Basic research payments to qualified organizations	2			
3	Qualified organization base period amount	3			
4	Subtract line 3 from line 2. If zero or less, enter -0-			4	
5	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	5			
6	Cost of supplies	6			
7	Rental or lease costs of computers	7			
8	Enter the applicable percentage of contract research expenses	8			
9	Total qualified research expenses. Add lines 5 through 8	9			
10	Enter fixed-base percentage, but not more than 16% (0.16)	10	%		
11	Enter average annual gross receipts	11			
12	Multiply line 11 by the percentage on line 10	12			
13	Subtract line 12 from line 9. If zero or less, enter -0-	13			
14	Multiply line 9 by 50% (0.50)	14			
15	Enter the **smaller** of line 13 or line 14			15	
16	Add lines 1, 4, and 15			16	
17	Are you electing the reduced credit under section 280C? ▶ Yes ☐ No ☐ If "Yes," multiply line 16 by 13% (0.13). If "No," multiply line 16 by 20% (0.20) and see the instructions for the statement that must be attached. Members of controlled groups or businesses under common control: see instructions for the statement that must be attached			17	

Section B - Alternative Simplified Credit. Skip this section if you are completing Section A.

18	Certain amounts paid or incurred to energy consortia			18	
19	Basic research payments to qualified organizations	19			
20	Qualified organization base period amount	20			
21	Subtract line 20 from line 19. If zero or less, enter -0-			21	0.
22	Add lines 18 and 21			22	0.
23	Multiply line 22 by 20% (0.20)			23	0.
24	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	24	18,088.		
25	Cost of supplies	25	22,489.		
26	Rental or lease costs of computers	26			
27	Enter the applicable percentage of contract research expenses	27			
28	Total qualified research expenses. Add lines 24 through 27	28	40,577.		
29	Enter your total qualified research expenses for the prior 3 tax years. If you had no qualified research expenses in any one of those years, skip lines 30 and 31	29	315,544.		
30	Divide line 29 by 6.0	30	52,591.		
31	Subtract line 30 from line 28. If zero or less, enter -0-	31	0.		
32	Multiply line 31 by 14% (0.14). If you skipped lines 30 and 31, multiply line 28 by 6% (0.06)			32	0.

LHA **For Paperwork Reduction Act Notice, see separate instructions.** Form **6765** (2015)

519681
01-22-16

Section B - Alternative Simplified Credit. *(continued)*

33	Add lines 23 and 32	33	0.
34	Are you electing the reduced credit under section 280C? ▶ Yes [X] No [ ] If "Yes," multiply line 33 by 65% (0.65). If "No," enter the amount from line 33 and see the line 17 instructions for the statement that must be attached. Members of controlled groups or businesses under common control: see instructions for the statement that must be attached	34	0.

Section C - Summary

35	Enter the portion of the credit from Form 8932, line 2, that is attributable to wages that were also used to figure the credit on line 17 or line 34 (whichever applies)	35	
36	Subtract line 35 from line 17 or line 34 (whichever applies). If zero or less, enter -0-	36	0.
37	Credit for increasing research activities from partnerships, S corporations, estates, and trusts	37	
38	Add lines 36 and 37. Estates and trusts, go to line 39. Partnerships and S corporations, stop here and report this amount on Schedule K. All others, stop here and report this amount on Form 3800, Part III, line 1c	38	
39	Amount allocated to beneficiaries of the estate or trust	39	
40	Estates and trusts, subtract line 39 from line 38. Report the amount on Form 3800, Part III, line 1c	40	

Form **8906**

Department of the Treasury
Internal Revenue Service

Distilled Spirits Credit

▶ Attach to your tax return.
▶ Information about Form 8906 and its instructions is at *www.irs.gov/form8906*.

OMB No. 1545-1982
2015
Attachment Sequence No. 150

Name(s) shown on return	Identifying number
CLEVELAND WHISKEY LLC	27-0487193

1	Total number of cases of distilled spirits (see instructions)	1	7,661.
2	Average tax-financing cost per case	2	0.08456
3	Multiply line 1 by line 2	3	648.
4	Distilled spirits credit from partnerships and S corporations (see instructions)	4	
5	Add lines 3 and 4. Partnerships and S corporations, report this amount on Schedule K. All others, report this amount on Form 3800, Part III, line 1n	5	648.